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            October 31, 2022

       Brad Rogers
       Chief Executive Officer
       Red White & Bloom Brands Inc.
       8810 Jane St, 2nd Floor
       Concord, ON Canada L4K 2M9

                                                        Re: Red White & Bloom
Brands Inc.
                                                            20-F filed
September 15, 2021
                                                            File No. 000-55992

       Dear Brad Rogers:

               We issued comments to you on the above captioned filing on September 22, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 14, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Sharon Blume, Accounting Branch Chief, at 202-551-3474 with any questions.




            Sincerely,


            Division of Corporation Finance

            Office of Finance